                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                        Ophidian Pharmaceuticals, Inc.
                        ------------------------------

                               (Name of Issuer)

                        Common Stock, $.0025 Par Value
                        ------------------------------

                        (Title of Class of Securities)

                                   683725105
                                   ---------
                                (CUSIP Number)
                                      N/A
                                      ---
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

          ___  Rule 13d-1(b)
          ___  Rule 13d-1(c)
           X   Rule 13d-1(d)
          ---

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages
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CUSIP No.  683725105


(1)  Name of Reporting Person:           Eli Lilly and Company
     I.R.S. Identification               35-0470950
     No. of Above Person


(2)  Check the Appropriate Box           (a)  [_]
     if a Member of a Group              (b)  [_]
                                         Not Applicable


(3)  SEC Use Only


(4)  Citizenship or Place of                       Indiana
     Organization

Number of Shares         (5) Sole Voting           699,300
  Beneficially Owned           Power
  by Each Reporting      (6) Shared Voting         None
  Person With                  Power
                         (7) Sole Dispositive      699,300
                               Power
                         (8) Shared Disposi-       None
                               tive Power


(9)  Aggregate Amount Beneficially                 699,300
     Owned by Each Reporting Person


(10) Check if the Aggregate Amount                 Not Applicable
     In Row (9) Excludes Certain Shares


(11) Percent of Class Represented                  7.6%
     by Amount in Row (9)


(12)  Type of Reporting Person                     CO


                               Page 2 of 5 Pages
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Item 1(a).          Name of Issuer:

                    Ophidian Pharmaceuticals, Inc.


Item 1(b).          Address of Issuer's Principal
                    Executive Offices:

                    5445 East Cheryl Parkway
                    Madison, WI  53711


Item 2(a).          Name of Person Filing:

                    Eli Lilly and Company


Item 2(b).          Address of Principal Business
                    Office or, if None, Residence:

                    Lilly Corporate Center
                    Indianapolis, IN  46285


Item 2(c).          Citizenship:

                    Indiana


Item 2(d).          Title of Class of Securities:

                    Common Stock, $.0025 Par Value

Item 2(e).          CUSIP Number:

                    683725105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                    (a)-(j)    Not applicable

                    If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]


                               Page 3 of 5 Pages
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Item 4.             Ownership.

                    (a)  Amount Beneficially Owned:

                         699,300

                    (b)  Percent of Class:

                         7.6%

                    (c) Number of shares as to which the person has:

                         Sole voting power             699,300

                         Shared voting power           None

                         Sole dispositive power        699,300

                         Shared dispositive power      None


Item 5.             Ownership of Five Percent or Less of a Class.

                    Not applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

                    Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

                    Not applicable

Item 8.             Identification and Classification of Members of the Group.

                    Not applicable

Item 9.             Notice of Dissolution of Group.

                    Not applicable


                               Page 4 of 5 Pages
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Item 10.            Certifications.

                    Not applicable.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               ELI LILLY AND COMPANY



                               By:  /s/ Charles E. Golden
                                  ---------------------------------------
                                  Charles E. Golden
                                  Executive Vice President and
                                  Chief Financial Officer
Date:  February 11, 1999



                               Page 5 of 5 Pages